Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change July 16, 2008
Item 3	News Release The news release dated July 16, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that infill drilling continues to expand silver resources at its wholly-owned Pitarrilla silver project in Mexico.  Measured and indicated resources at the Breccia Ridge Zone have grown by 143% and total project resources by 14% since the company’s last update in November 2007.  All of the silver resource increase is located in the Breccia Ridge Zone where infill and exploration drilling have been the priority.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated July 16, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 16th day of July, 2008

July 16, 2008	News Release 08-11

MEASURED & INDICATED SILVER RESOURCES INCREASE 143%
AT PITARRILLA’S BRECCIA RIDGE ZONE

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report that infill drilling continues to expand silver resources at its wholly-owned Pitarrilla silver project in Mexico. Measured and indicated resources at the Breccia Ridge Zone have grown by 143% and total project resources by 14% since the company’s last update in November 2007. All of the silver resource increase is located in the Breccia Ridge Zone where infill and exploration drilling have been the priority.

Breccia Ridge Resource Summary – July 2008

Category	Tonnes (millions)	Silver Grade (g/t)	Zinc (%)	Lead (%)	Silver Grade (oz/ton)	Contained Silver (millions of oz)
Measured	10.2	131.5	1.42	0.89	3.8	43.1
Indicated	126.7	79.5	0.95	0.43	2.3	323.7
Inferred	8.9	84.5	1.06	0.52	2.5	24.3

The above block model resource estimate is based on a cut-off grade of 20 grams of silver-equivalent per tonne for open pit resources and a cut-off grade of 65 grams of silver-equivalent per tonne for underground resources. Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb zinc, US$0.75/lb lead and US$2.00/lb copper.

The higher grade underground resource is almost entirely classified as measured and indicated. This resource will form the basis for a pre-feasibility study that is underway and expected to be completed in the third quarter of 2008. The company anticipates that some of the higher grade silver resources in the potential open pit material may shift to the underground resource as part of the pre-feasibility study.

Breccia Ridge Underground Resource Summary – July 2008

Category	Tonnes (millions)	Silver Grade (g/t)	Zinc (%)	Lead (%)	Silver Grade (oz/ton)	Contained Silver (millions of oz)
Measured	10.2	131.5	1.42	0.89	3.8	43.1
Indicated	26.3	130.2	1.97	0.84	3.8	110.2
Inferred	3.4	105.2	1.68	0.96	3.1	11.4

The Breccia Ridge pre-feasibility study is focused on the potential for an underground mining operation as the first phase of Pitarrilla’s development, with a subsequent open pit mining phase at Breccia Ridge and other surface zones to follow.

Work on the prefeasibility study is well-advanced, including metallurgical and geotechnical studies and condemnation drilling for the planned mill and tailings sites. A 2.5 kilometer-long ramp to access Breccia Ridge for underground drilling is now one-third complete.

Pitarrilla Silver Resource Summary – July 2008

Category	Tonnes (millions)	Silver Grade (g/t)	Silver Grade (oz/ton)	Contained Silver (millions of oz)
Measured	37.4	123.6	3.6	148.6
Indicated	162.3	86.8	2.5	452.5
Inferred	20.2	95.4	2.8	61.0

The above block model resource estimate is based on a cut-off grade of 20 grams of silver-equivalent per tonne for open pit resources and a cut-off grade of 65 grams of silver-equivalent per tonne for underground resources for Breccia Ridge. Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb zinc, US$0.75/lb lead and US$2.00/lb copper. The cut-off grade for all other zones at Pitarrilla is 40 grams of silver per tonne.

This block model resource estimate for Pitarrilla is based on approximately 159,457 meters of drilling, comprised of 299 diamond drill holes totalling 138,900 meters and 186 reverse circulation holes totalling 20,557 meters. It was prepared using available assay data up to Hole PD-299, while the most recently completed hole is PD-330.

This resource update was prepared by an Independent Qualified Persons, Eugene Puritch, P.Eng., and Antoine Yassa, P.Geo, of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario. In preparing the resource estimate, P&E reviewed original assay certificates from core and check samples, and collected their own verification samples during a site visit in 2008. It is the authors’ opinion that the data have been adequately verified for the purposes of a National Instrument 43-101 resource estimate and all previous and current data were found to be reliable with an acceptable level of precision. An updated NI 43-101 resource estimate technical report will be issued within 45 days of this news release.

The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

Grade estimation utilized the inverse distance squared interpolation method on 1.5-metre composites derived from capped assays on a nominal 25-metre drill section spacing.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for exploration at the Pitarrilla project.

With the increase in resources at Pitarrilla, Silver Standard continues to have the largest published silver resource of any publicly traded silver company, now totalling:

Silver Reserve and Resource Summary – July 2008

Silver reserves *
Proven and probable	195.1 million ounces
Silver resources
Measured	211.1 million ounces
Indicated	745.1 million ounces
Inferred	452.6 million ounces
* Reserves based on US$11.00/oz silver, $5.00/lb tin and $1.05/lb zinc.

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

For the Pitarrilla project, all assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis).  All samples were analyzed using four acid digestion with ICP finish.  Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 grams were fire assayed with a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.